UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:    February 24, 2024
of Management Investment Companies           Estimate average burden hours
                                             per response              1.9
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number: 811-03364
Date examination completed: December 31, 2022

2. State identification Number:
AL	AK	AZ	AR	CA	CO X
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement: Empower Funds, Inc.

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4. Address of principal executive office (number, street, city, state, zip code): 8515 East Orchard Rd
Greenwood Village, CO 80111

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INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of the Empower Funds, Inc. (formerly, Great-West Funds, Inc.):

We have examined management's assertion, included in the accompanying Management Assertion Regarding Compliance with Rule 17f-2 Under the Investment Company Act of 1940, that the funds listed in Appendix A
(each a "Fund," collectively the "Funds") of the Empower Funds, Inc. (formerly, Great-West Funds, Inc.) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "specified requirements") as of December 31, 2022, with respect to securities reflected in the investment account of the Funds. The Funds' management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management's assertion. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of December 31, 2022, and with respect to agreement of security purchases and sales, for the period from October 31, 2022 (the date of our last examination) through December 31, 2022:

1. Confirmation of all securities held by institutions in book-entry form with The Depository Trust Company, the Federal Reserve, or by various foreign sub-custodians.

2. Confirmation of all relevant securities held with the transfer agent, DST Asset Manager Solutions, Inc. ("DST").

3. Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents.

4. Reconciliation of all such securities to the books and records of the Funds and DST or the Bank of New York Mellon (the "Custodian").

5. Agreement of 17 security purchases and 17 security sales since our last report from the books and records of the Funds to DST trade records or to subsequent settlement in cash records provided by the Custodian.
Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that each of the Funds listed in Appendix A of the Empower Funds, Inc. (formerly, Great-West Funds, Inc.) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2022, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Empower Funds, Inc. (formerly, Great-West Funds, Inc.) and the U.S. Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than these specified parties.

/s/DELOITTE & TOUCHE LLP

Denver, Colorado
April 14, 2023

Appendix A

Empower Aggressive Profile Fund (formerly, Great-West Aggressive Profile
Fund)
Empower Conservative Profile Fund (formerly, Great-West Conservative
Profile Fund)
Empower Moderate Profile Fund (formerly, Great-West Moderate Profile
Fund)
Empower Moderately Aggressive Profile Fund (formerly, Great-West Moderately Aggressive Profile Fund)
Empower Moderately Conservative Profile Fund (formerly, Great-West Moderately Conservative Profile Fund)
Empower Lifetime 2015 Fund (formerly, Great-West Lifetime 2015 Fund) Empower Lifetime 2020 Fund (formerly, Great-West Lifetime 2020 Fund) Empower Lifetime 2025 Fund (formerly, Great-West Lifetime 2025 Fund) Empower Lifetime 2030 Fund (formerly, Great-West Lifetime 2030 Fund) Empower Lifetime 2035 Fund (formerly, Great-West Lifetime 2035 Fund) Empower Lifetime 2040 Fund (formerly, Great-West Lifetime 2040 Fund) Empower Lifetime 2045 Fund (formerly, Great-West Lifetime 2045 Fund) Empower Lifetime 2050 Fund (formerly, Great-West Lifetime 2050 Fund) Empower Lifetime 2055 Fund (formerly, Great-West Lifetime 2055 Fund) Empower Lifetime 2060 Fund (formerly, Great-West Lifetime 2060 Fund) Empower SecureFoundation(r) Balanced Fund (formerly, Great-West
SecureFoundation(r) Balanced Fund)
Empower Global Bond Fund (formerly, Great-West Global Bond Fund)

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MANAGEMENT'S ASSERTION REGARDING COMPLIANCE WITH RULE 17F-2 UNDER THE
INVESTMENT COMPANY ACT OF 1940

We, as members of management of the funds listed in Appendix A (each a "Fund", collectively the "Funds") of the Empower Funds, Inc. (formerly, Great-West Funds, Inc.) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of each of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2022 and from October 31, 2022 through December 31, 2022.

Based on this evaluation, we assert that each of the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2022, with respect to securities reflected in the investment accounts of the Funds.


Empower Funds, Inc. (formerly, Great-West Funds, Inc.)


By:


/s/ Jonathan D. Kreider
President & Chief Executive Officer, Empower Funds, Inc.
(formerly, Great-West Funds, Inc.)


/s/ Kelly New
Treasurer, Empower Funds, Inc. (formerly, Great-West Funds, Inc.)


/s/ Ryan Logsdon
Chief Legal Officer & Secretary, Empower Funds, Inc.
(formerly, Great-West Funds, Inc.)


April 14, 2023


APPENDIX A

Empower Aggressive Profile Fund (formerly, Great-West Aggressive Profile
Fund)
Empower Conservative Profile Fund (formerly, Great-West Conservative
Profile Fund)
Empower Moderate Profile Fund (formerly, Great-West Moderate Profile Fund) Empower Moderately Aggressive Profile Fund (formerly, Great-West Moderately Aggressive Profile Fund)
Empower Moderately Conservative Profile Fund (formerly, Great-West Moderately Conservative Profile Fund)
Empower SecureFoundation(r) Balanced Fund (formerly, Great-West SecureFoundation(r) Balanced Fund)
Empower Lifetime 2015 Fund (formerly, Great-West Lifetime 2015 Fund) Empower Lifetime 2020 Fund (formerly, Great-West Lifetime 2020 Fund) Empower Lifetime 2025 Fund (formerly, Great-West Lifetime 2025 Fund) Empower Lifetime 2030 Fund (formerly, Great-West Lifetime 2030 Fund) Empower Lifetime 2035 Fund (formerly, Great-West Lifetime 2035 Fund) Empower Lifetime 2040 Fund (formerly, Great-West Lifetime 2040 Fund) Empower Lifetime 2045 Fund (formerly, Great-West Lifetime 2045 Fund) Empower Lifetime 2050 Fund (formerly, Great-West Lifetime 2050 Fund) Empower Lifetime 2055 Fund (formerly, Great-West Lifetime 2055 Fund) Empower Lifetime 2060 Fund (formerly, Great-West Lifetime 2060 Fund)